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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014.

Commission File Number 000-26296

Petaquilla Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1230, 777 Hornby Street, Vancouver, BC, V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits
99.1	News Release dated December 15, 2014
99.2	Material Change Report dated December 17, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petaquilla Minerals Ltd.
(Registrant)

Date	December 17, 2014	By	/s/ “Richard Fifer”
Richard Fifer
Executive Chairman

Exhibit 99.1

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Issues Statement Regarding TSX Delisting Review and Provides Third Default Status Report

Vancouver, BC – December 15, 2014: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) advises that as announced by the TSX on November 27, 2014, it has been placed under review with respect to eligibility for continued listing on the TSX and must demonstrate that it meets all TSX requirements on or before January 26, 2015, in order to maintain its listing.

The Company advises that it is diligently pursuing strategies to meet its TSX compliance obligations and has undertaken to remedy its deficiencies with plans to restore the financial stability of the Company. In this regard, the Company informs that it is in advanced negotiations with financial groups regarding the recapitalization of the Company and is keeping the Government of Panama, where the Company’s Molejon gold project is located, informed of the Company’s situation.

Further, the Company provides its third biweekly default status report in accordance with the alternative information guidelines in National Policy 12-203, CEASE TRADE ORDERS FOR CONTINUOUS DISCLOSURE DEFAULTS ("NP 12-203").

On October 20, 2014, the Company announced the filing of the Company’s audited annual financial statements, related management’s discussion and analysis and accompanying certifications for the 13-months ended July 31, 2014 (collectively, the “Required Filings”), would not be completed by the prescribed deadline of October 29, 2014, for the filing of such documents (the “Default Announcement”).

As a result of the delay in filing the Required Filings, the British Columbia Securities Commission (the “BCSC”) granted a management cease trade order (the “MCTO”) on October 30, 2014, prohibiting all trading in the securities of the Company, whether directly or indirectly, by certain insiders of the Company until such time as the Required Filings have been filed by the Company and the MCTO revoked by the BCSC. The MCTO does not affect the ability of shareholders who are not insiders of Petaquilla to trade their securities.

The Company confirms that it is working expeditiously to meet its obligations relating to the filing of the Required Filings and will file the Required Filings as soon as practicable.

Pursuant to the provisions of the alternative information guidelines of NP 12-203, the Company reports that since the Default Announcement:

  There have been no material changes to the information contained in the Default Announcement;

  There have been no failures by the Company to fulfil its stated intentions with respect to satisfying the provisions of the alternative reporting guidelines;

  There has not been any specified default subsequent to the default which is the subject of the Default Announcement; however, the Company, if unable to file the Required Filings by

  December 15, 2014, will also become delinquent in filing its interim financial statements for the 3-months ended October 31, 2014; and

  There is no other material information respecting the Company's affairs that has not been generally disclosed.

Until the Required Filings are filed, the Company intends to continue to satisfy the provisions of the alternative information guidelines of NP 12-203 by issuing biweekly default status reports, each of which will be issued in the form of a news release and also filed on SEDAR. The Company expects to file its next default status report on or about December 24, 2014.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Forward-Looking Statements: Certain statements contained in this press release constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and "confident" and similar expressions are intended to identify forward-looking statements. Petaquilla believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Petaquilla undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021
Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
Canada V6Z 1S4

Item 2.	Date of Material Change

December 15, 2014

Item 3.	News Release

The Company’s news release dated December 15, 2014, was disseminated by Marketwired, Incorporated on December 15, 2014.

Item 4.	Summary of Material Change

The Company issued a statement regarding the TSX delisting review and provided a third biweekly default status report in accordance with the alternative information guidelines in National Policy 12-203, CEASE TRADE ORDERS FOR CONTINUOUS DISCLOSURE DEFAULTS ("NP 12-203").

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated December 17, 2014

PETAQUILLA MINERALS LTD.

Per:	/s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Issues Statement Regarding TSX Delisting Review and Provides Third Default Status Report

Vancouver, BC – December 15, 2014: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) advises that as announced by the TSX on November 27, 2014, it has been placed under review with respect to eligibility for continued listing on the TSX and must demonstrate that it meets all TSX requirements on or before January 26, 2015, in order to maintain its listing.

The Company advises that it is diligently pursuing strategies to meet its TSX compliance obligations and has undertaken to remedy its deficiencies with plans to restore the financial stability of the Company. In this regard, the Company informs that it is in advanced negotiations with financial groups regarding the recapitalization of the Company and is keeping the Government of Panama, where the Company’s Molejon gold project is located, informed of the Company’s situation.

Further, the Company provides its third biweekly default status report in accordance with the alternative information guidelines in National Policy 12-203, CEASE TRADE ORDERS FOR CONTINUOUS DISCLOSURE DEFAULTS ("NP 12-203").

On October 20, 2014, the Company announced the filing of the Company’s audited annual financial statements, related management’s discussion and analysis and accompanying certifications for the 13-months ended July 31, 2014 (collectively, the “Required Filings”), would not be completed by the prescribed deadline of October 29, 2014, for the filing of such documents (the “Default Announcement”).

As a result of the delay in filing the Required Filings, the British Columbia Securities Commission (the “BCSC”) granted a management cease trade order (the “MCTO”) on October 30, 2014, prohibiting all trading in the securities of the Company, whether directly or indirectly, by certain insiders of the Company until such time as the Required Filings have been filed by the Company and the MCTO revoked by the BCSC. The MCTO does not affect the ability of shareholders who are not insiders of Petaquilla to trade their securities.

The Company confirms that it is working expeditiously to meet its obligations relating to the filing of the Required Filings and will file the Required Filings as soon as practicable.

Pursuant to the provisions of the alternative information guidelines of NP 12-203, the Company reports that since the Default Announcement:

  There have been no material changes to the information contained in the Default Announcement;

  There have been no failures by the Company to fulfil its stated intentions with respect to satisfying the provisions of the alternative reporting guidelines;

  There has not been any specified default subsequent to the default which is the subject of the Default Announcement; however, the Company, if unable to file the Required Filings by December 15, 2014, will also become delinquent in filing its interim financial statements for the 3-months ended October 31, 2014; and

  There is no other material information respecting the Company's affairs that has not been generally disclosed.

Until the Required Filings are filed, the Company intends to continue to satisfy the provisions of the alternative information guidelines of NP 12-203 by issuing biweekly default status reports, each of which will be issued in the form of a news release and also filed on SEDAR. The Company expects to file its next default status report on or about December 24, 2014.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Forward-Looking Statements: Certain statements contained in this press release constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and "confident" and similar expressions are intended to identify forward-looking statements. Petaquilla believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Petaquilla undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.